Exhibit 99.2

Reconciliation between U.S. GAAP and International Financial Reporting Standards

These interim unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under U.S. GAAP and IFRS are as follows:

	Six Months Ended June 30,
	2021	2020

	(in US$’000)
Reconciliation of net loss attributable to the Company in the condensed consolidated statements of operations
Net loss attributable to the Company as reported under U.S. GAAP	(102,397)	(49,694)
IFRS adjustments:
Leases amortization (note (a))	(65)	20
Issuance costs (note (b))	724	—
Divestment of HBYS (note (c))	(7,421)	—
Net loss attributable to the Company as reported under IFRS	(109,159)	(49,674)

	June 30,	December 31,
	2021	2020

	(in US$’000)
Reconciliation of total shareholders’ equity in the condensed consolidated balance sheets
Total shareholders’ equity as reported under U.S. GAAP	1,013,695	518,949
IFRS adjustments:
Leases amortization (note (a))	(233)	(162)
Issuance costs (note (b))	860	860
Divestment of HBYS (note (c))	(9,269)	—
LTIP classification (note (d))	4,387	7,089
Total shareholders’ equity as reported under IFRS	1,009,440	526,736

Notes:

(a)Leases amortization

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the condensed consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term. Accordingly, the reconciliation includes an expense recognition difference in the interim unaudited condensed consolidated statements of operations of less than US$0.1 million for the six months ended June 30, 2021 and 2020 and a difference in total shareholders’ equity under IFRS of US$0.2 million as at June 30, 2021 and December 31, 2020.

(b)Issuance costs

Under U.S. GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities. Accordingly, the reconciliation includes an expense recognition difference in the interim unaudited condensed consolidated statements of operations of US$0.7 million for the six months ended June 30, 2021 and a difference in total shareholders’ equity of US$0.9 million as at June 30, 2021 and December 31, 2020 in relation to capital market activities.

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(c)Divestment of HBYS

Under U.S. GAAP, an equity method investment to be divested that does not qualify for discontinued operations reporting would not qualify for held-for-sale classification. The investment in HBYS was not presented as a discontinued operation or as an asset classified as held-for-sale after the signing of the SPA in March 2021 and therefore, it continues to be accounted for under the equity method until closing.

Under IFRS, an equity method investment may be classified as held-for-sale even if the discontinued operations criteria are not met. The investment in HBYS was not presented as a discontinued operation but was classified as held-for-sale and therefore equity method accounting was discontinued in March 2021 on the initial classification as held-for-sale. Accordingly, the reconciliation includes the recognition of the Group’s share of the earnings of HBYS from April 2021 to June 2021 in the interim unaudited condensed consolidated statements of operations of US$7.4 million for the six months ended June 30, 2021 and a difference in total shareholders’ equity of US$9.3 million as at June 30, 2021.

(d)LTIP classification

Under U.S. GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash. Accordingly, the reconciliation includes a classification difference between liabilities under U.S. GAAP and total shareholders’ equity under IFRS of US$4.4 million and US$7.1 million as at June 30, 2021 and December 31, 2020, respectively.

Dividends

The board of directors of the Company did not recommend the distribution of any interim dividend for the six months ended June 30, 2021 and 2020.

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